Exhibit 99.7
Rio Tinto plc 5 Aldermanbury Square London EC2V 7HR United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Press release
New generation locomotives arrive in the Pilbara
11 February 2008
The first instalment of a fleet of new generation locomotives has arrived in Dampier to haul iron ore on Rio Tinto’s 1,300 kilometre Pilbara rail network.
The 10 locomotives mark the beginning of a major investment in rail infrastructure and rolling stock to keep pace with rapid mine expansions and increases in port capacity.
Rio Tinto will progressively upgrade its locomotive fleet to the new General Electric model, which will produce significantly lower emissions than existing diesel engines.
The first 10 locomotives will immediately boost Rio Tinto’s rail capacity following the ahead-of-schedule start of mining at Hope Downs in November 2007.
Rio Tinto intends to purchase a further 30 GE Evolution® Series locomotives in 2008, of which 12 will replace the Dash 7 and Dash 8 locomotives purchased by Hamersley Iron and Robe River, which are now more than 30 years old. The remainder will cater for expanding production.
The new locomotives use a 12-cylinder, 4,500 horsepower engine that offers improved fuel efficiency and more flexible maintenance requirements.
The upgrade of the locomotive fleet is in tandem with the addition of 1,200 new ore cars in 2008, about 500 to cater for expansion and another 700 to replace the ageing cars that have been operating for up to 40 years. As with the locomotives, fleet maintenance and performance will be significantly improved with the investment.
Managing Director of Robe River and Pilbara Infrastructure, Jack Sato said their arrival added to the business’s increasingly efficient and sustainable mining operations.
“The new locomotives represent a significant investment for our rail operations and a vital cog in our expansion of Pilbara operations,” he said.
“The first 10 will be used to help support the increase in annual port capacity to 220 million tonnes of ore next year. The additional eco-friendly locomotives will significantly advance our build-up to annual port capacity of 320 million tonnes by 2012, and 420 million tonnes after that.”
General Manager Railways Division Richard Cohen said the locomotives will be brought into operation quickly.
“An early-production opportunity has enabled us to take delivery of the next 15 locomotives ahead of schedule. By the end of 2008 our fleet will have expanded from 86 to well over a hundred locomotives, with significant positive flow-on effects arising from a more modern fleet,” he said.
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“Along with innovations such as Automatic Train Operation and the Remote Operations Centre, the new locomotives demonstrate how our rail system, which is one of the largest privately owned heavy haulage networks in the world, is at the cutting edge of technological advancement.”
Note to editors: Photographs of the locomotives arriving in Dampier are available on request.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express
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or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
For further information, please contact:
Media Relations, London Christina Mills Office: +44 (0) 20 7781 1154 Mobile: +44 (0) 7825 275 605
Nick Cobban Office: +44 (0) 20 7781 1138 Mobile: +44 (0) 7920 041 003
Media Relations, US Nancy Ives
Mobile: +1 619 540 3751
Investor Relations, London Nigel Jones Office: +44 (0) 20 7781 2049 Mobile: +44 (0) 7917 227 365
David Ovington Office: +44 (0) 20 7781 2051 Mobile: +44 (0) 7920 010 978
Investor Relations, North America Jason Combes Office: +1 (0) 801 685 4535 Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk
Media Relations, Australia Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101 Amanda Buckley Office: +61 (0) 3 9283 3627 Mobile: +61 (0) 419 801 349 Media Relations, Canada
Stefano Bertolli
Office: +1 514 848 8151 Investor Relations, Australia Dave Skinner
Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Simon Ellinor Office:+ 61 (0) 7 3867 1068